SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549
                                 ---------------

                                   FORM 8-A/A
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                AMENDMENT TO A REGISTRATION STATEMENT ON FORM 8-A
                        Pursuant to Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

        Date of Report (Date of earliest event reported): October 4, 1999
                                 ---------------


                              MCN ENERGY GROUP INC.
             (Exact Name of Registrant as Specified in its Charter)


      MICHIGAN                      1-10070                      38-2820658
   (State or Other          (Commission File Number)          (I.R.S. Employer
   Jurisdiction of                                           Identification No.)
  Incorporation or
    Organization)

     500 GRISWOLD STREET,                                  (313) 256-5500
    DETROIT, MICHIGAN 48226                            (Registrant's Telephone
(Address of Principal Executive                     Number, Including Area Code)
          Offices)

                                 NOT APPLICABLE
--------------------------------------------------------------------------------

          (Former Name or Former Address, if Changed Since Last Report)







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         The undersigned registrant hereby amends Items 1 and 2 of its
Registration Statement on Form 8-A dated December 28, 1989, as amended, as set forth herein.

ITEM 1. AMENDED AND RESTATED DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         The Board of Directors of MCN Energy Group Inc. (then MCN Corporation) (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share (the "Common Shares"), of the Company on December 20, 1989 in accordance with the Rights Agreement (the "Rights Agreement") adopted on the same day between the Company and National Bank of Detroit as Rights Agent. As of September 19, 1994 the Company, NBD Bank, N.A. as successor in interest to National Bank of Detroit and First Chicago Trust Company of New York as successor Rights Agent (the "Rights Agent") entered into the first amendment to the Rights Agreement. As of July 23, 1997 the Company and the Rights Agent entered into the second amendment to the Rights Agreement. As of October 4, 1999 the Company and the Rights Agent entered into the third amendment to the Rights Agreement (the "Amendment"). The Amendment was adopted in connection with an Agreement and Plan of Merger (the "Merger Agreement") between the Company, DTE Energy Company, a Michigan corporation ("Parent"), and DTE Enterprises, Inc., a Michigan corporation and a direct, wholly owned subsidiary of Parent ("Merger Subsidiary") dated as of October 4, 1999 (the "Merger Agreement"), pursuant to which the Company will be merged with and into Merger Subsidiary upon the terms and subject to the conditions set forth in the Merger Agreement (the "Merger"). The Amendment provides that the execution and delivery of the Merger Agreement and the consummation of transactions contemplated thereby shall not cause (i) Parent, Merger Subsidiary or affiliates of Parent to be deemed Acquiring Persons, (ii) the occurrence of a Distribution Date, (iii) the occurrence of a Shares Acquisition Date, or (iv) activation of "flip over" rights under Section 13 of the Rights Agreement. The Amendment also provides that the Rights will expire immediately prior to the consummation of the Merger.

         The following is a description of the Company's Rights Agreement, as amended.

         On December 20, 1989, the Board of Directors of the Company declared a dividend of one Right for each outstanding Common Share of the Company. The dividend was payable on January 12, 1990 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Junior Participating Preferred Stock, Series A, without par value (the "Preferred Shares"), of the Company at a price of $300 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement dated as of December 20, 1989, between the Company and National Bank of Detroit as Rights Agent, as amended by the amendment dated as of September 19, 1994, between the Company, NBD Bank, N.A. as successor in interest to National Bank of Detroit, and First Chicago Trust Company of New York as successor Rights Agent, as further amended by the amendment dated as of July 23,


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1997, between the Company and First Chicago Trust Company of New York as
successor Rights Agent, and as further amended by the Amendment dated as of October 4, 1999, between the Company and First Chicago Trust Company of New York as successor Rights Agent.

         Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated or associated person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of a Summary of Rights to Purchase Preferred Shares (the "Summary") attached thereto. The Rights Agreement provides that none of DTE Energy Company, a Michigan corporation ("Parent"), DTE Enterprises, Inc., a Michigan corporation and a direct, wholly owned subsidiary of Parent ("Merger Subsidiary"), nor any affiliate of Parent shall be deemed an Acquiring Person for entering into the Agreement and Plan of Merger between Parent, Merger Subsidiary and the Company dated October 4, 1999 (the "Merger Agreement") or for taking part in the transactions contemplated in the Merger Agreement. The Rights Agreement also provides that no Distribution Date shall occur by reason or as a result of the Merger Agreement or any of the transactions contemplated thereby.

         The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire at or prior to the earliest of i) the close of business on July 23, 2007 (the "Final Expiration Date"), or (ii) immediately prior to the consummation of the merger of the Company with and into Merger Subsidiary as contemplated by and in accordance with the Merger


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Agreement, unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

         The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights and the number of one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date. The Board of Directors of the Company, on October 27, 1994, authorized a two-for-one split of common stock to shareholders of record on November 10, 1994.

         Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions. Each Preferred Share will also have one vote, voting together with the Common Shares.

         Because of the nature of the Preferred Shares' dividend and liquidation rights, and the non-redemption feature, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

         In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, but in all events not including the transactions contemplated by the Merger Agreement, then, and in each such case, except the transactions contemplated by the Merger Agreement, proper provision will be made so that each holder of a Right will thereafter have the right


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to receive upon exercise that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the Purchase Price. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the Purchase Price.

         At any time after any Person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

         At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.



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         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 20% or more of the Common Shares.

         The Rights Agreement, dated as of December 20, 1989, between the Company and National Bank of Detroit, as Rights Agent, specifying the terms of the Rights and including the form of the Certificate of Establishment and Designation setting forth the terms of the Preferred Shares as an exhibit thereto, the Amendment to the Rights Agreement, dated as of September 19, 1994 between the Company, NBD Bank, N.A. as successor in interest to National Bank of Detroit, and First Chicago Trust Company of New York, as successor Rights Agent, the Amendment to the Rights Agreement, dated as of July 23, 1997, between the Company and First Chicago Trust Company of New York, as successor Rights Agent, and the Amendment to the Rights Agreement, dated as of October 4, 1999, between the Company and First Chicago Trust Company of New York, as successor Rights Agent are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.






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ITEM 2.  EXHIBITS.

  4.1. Rights Agreement, dated as of December 20, 1989, between MCN Energy Group Inc. (formerly MCN Corporation) and National Bank of Detroit, as Rights Agent, which includes the form of Certificate of Establishment and Designation setting forth the terms of the Junior Participating Preferred Stock, Series A, without par value, as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A dated December 28,
         1989) (the "Rights Agreement").

  4.2. Amendment, dated as of September 19, 1994, to the Rights Agreement, between MCN Energy Group Inc. (formerly MCN Corporation), NBD Bank, N.A. as successor in interest to National Bank of Detroit, and First Chicago Trust Company of New York as successor Rights Agent.

  4.3. Amendment, dated as of July 23, 1997, to the Rights Agreement (incorporated by reference to Exhibit 4 to the Company's Current Report on Form 8-K dated July 23, 1997).

  4.4. Amendment, dated as of October 4, 1999, to the Rights Agreement, between MCN Energy Group Inc. (formerly MCN Corporation), and First Chicago Trust Company of New York as successor Rights Agent.




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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.




                                      MCN ENERGY GROUP INC.


                                      By:  /s/ Daniel L.  Schiffer
                                         ---------------------------------
                                         Name:   Daniel L.  Schiffer
                                         Title:  Senior Vice President, General
                                                 Counsel and Secretary



Dated:   October 6, 1999










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                                  EXHIBIT LIST

  4.1. Rights Agreement, dated as of December 20, 1989, between MCN Energy Group Inc. (formerly MCN Corporation) and National Bank of Detroit, as Rights Agent, which includes the form of Certificate of Establishment and Designation setting forth the terms of the Junior Participating Preferred Stock, Series A, without par value, as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A dated December 28,
         1989) (the "Rights Agreement").

  4.2. Amendment, dated as of September 19, 1994, to the Rights Agreement, between MCN Energy Group Inc. (formerly MCN Corporation), NBD Bank, N.A. as successor in interest to National Bank of Detroit, and First Chicago Trust Company of New York as successor Rights Agent.

  4.3. Amendment, dated as of July 23, 1997, to the Rights Agreement (incorporated by reference to Exhibit 4 to the Company's Current Report on Form 8-K dated July 23, 1997).

  4.4. Amendment, dated as of October 4, 1999, to the Rights Agreement, between MCN Energy Group Inc. (formerly MCN Corporation), and First Chicago Trust Company of New York as successor Rights Agent.







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